UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-38597

The Necessity Retail REIT, Inc.

(Osmosis Sub I, LLC as successor by merger to The Necessity Retail REIT, Inc.)

(Exact name of registrant as specified in its charter)

c/o Global Net Lease, Inc.

650 Fifth Avenue, 30th Floor
New York, New York 10019

(212) 415-6500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.01 per share

7.50% Series A Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share

7.35% Series C Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share

Preferred Stock Purchase Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

*As previously disclosed, on May 23, 2023, The Necessity Retail REIT, Inc., a Maryland corporation (“RTL” or the “Company”), The Necessity Retail REIT Operating Partnership, L.P., a Delaware limited partnership (“RTL OP”), Global Net Lease, Inc., a Maryland corporation (“GNL”), Global Net Lease Operating Partnership, L.P., a Delaware limited partnership (“GNL OP”), Osmosis Sub I, LLC, a Maryland limited liability company and wholly-owned subsidiary of GNL (“REIT Merger Sub”), and Osmosis Sub II, LLC, a Delaware limited liability company and wholly-owned subsidiary of GNL OP (“OP Merger Sub”), entered into an Agreement and Plan of Merger (the “REIT Merger Agreement”). On September 12, 2023, upon the terms and subject to the conditions of the REIT Merger Agreement, the Company merged with and into REIT Merger Sub, with REIT Merger Sub continuing as the surviving entity and a wholly-owned subsidiary of the GNL, and OP Merger Sub merged with and into RTL OP, with RTL OP continuing as the surviving entity. This Form 15 relates solely to the reporting obligations of the Company.

Pursuant to the requirements of the Securities Exchange Act of 1934, The Necessity Retail REIT, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

OSMOSIS SUB I, LLC (formerly The Necessity Retail REIT, Inc.) By: Global Net Lease, Inc., its sole member

Date: September 22, 2023	By:	/s/ Edward M. Weil, Jr.
	Name:	Edward M. Weil, Jr.
	Title:	Co-Chief Executive Officer